EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
Fixed charges(1)	$115,307	$82,519	$70,420	$43,621	$79,907
Preferred stock dividends	9,189	8,173	6,583	6,437	5,716
Combined fixed charges and preferred stock dividends	$124,496	$90,692	$77,003	$50,058	$85,623
Fixed charges	$124,496	$90,692	$77,003	$50,058	$85,623
Net (loss) income	$(6,488)	$54,372	$22,493	$14,704	$28,619
	$118,008	$145,064	$99,496	$64,762	$114,242
Dollar amount of deficiency	6,488	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	0.95	1.60	1.29	1.29	1.33